Zentek Announces Updates to Senior Management Team

Guelph, ON - July 13, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company, is pleased to announce updates to its senior management team.

  Mr. Colin van der Kuur has been promoted from Vice President, Science and Research to Chief Scientific Officer. Colin has been with Zentek since 2018 and has been instrumental in identifying and helping develop key technologies for the Company and has been integral in the process of securing intellectual property rights for such technologies.
  Mr. Ryan Shacklock has been promoted to Senior Vice President, Strategy and Business Development. Ryan joined Zentek in 2021 and has successfully assumed and navigated several responsibilities, including business strategy, business development, marketing, investor relations, and government affairs.
  Mr. Nick Hansford joins the senior management team as Vice President, Strategy and Product Development. Nick joined Zentek in 2021 after 7 years working in management consulting at PwC and Ernst & Young. Nick's depth of experience in best practices for strategy and manufacturing have been critical to driving a number of key initiatives at Zentek, most notably the development of its ZenGUARD™-enhanced HVAC filters.
  Mr. Brian Bosse has resigned as Chief Operating Officer of Zentek to focus on his role as Chief Executive Officer of Albany Graphite Corp., which is currently a wholly owned subsidiary of Zentek and holds the Albany Graphite Project in Northern Ontario. Brian has nearly 30 years of experience in the capital markets, with corporate capital allocation policy being his key business specialty. He has been with Zentek since 2018 and has served as Chief Financial Officer and Chief Operating Officer and has helped advanced many important finance, legal and operational initiatives.
  Mr. Francis Dubé assumes the role of Chief Operating Officer at Zentek with general overall operating responsibilities, while remaining Chairman of the Board. Mr. Dubé has been instrumental in the Company's transformation over the past 5 years from graphite mining developer to graphene intellectual property and product developer. He will continue to leverage his depth of knowledge in healthcare and intellectual property to move Zentek forward. Due to the growing demand for critical minerals in North America and the unique properties of the Albany Graphite deposit, Mr. Dubé will also devote some of his time and expertise to this very important project.

  Mr. Peter Wood has resigned as Vice President, Special Projects of Zentek to focus on his role of Vice President, Development of Albany Graphite Corp. Mr. Wood is a geological engineer with over 35 years of exploration and project management experience in the mining industry. During this time, he has worked with several major mining companies. He joined the Company as Vice President, Exploration in January 2013.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development and commercialization of graphene-based novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99% anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information:

Mitch Swergold

Tel: (917) 930-8723

Email: mswergold@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.